# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATA Creativity Global, CIK 0001420529
CUSIP: 00211V106
Title of class of securities: Common Shares, $0.01 par value per share
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0002110875
Persons authorized to receive notices and communications: Jie CHENG, Sea Meadow House, P.O. Box 116, Road Town, Tortola, Virgin Islands British (D8), VG1110, 86 15986737799

## Reporting persons
- APOLLO WISE INVESTMENT LIMITED (CIK 0002110875): type of reporting person: investment company (IV); citizenship or place of organization: Virgin Islands British (D8); source of funds: bank loan (BK); sole voting power 8,559,434; shared voting power 0; sole dispositive power 8,559,434; shared dispositive power 0; aggregate amount beneficially owned 8,559,434 (9.9% of the class)
- Jie CHENG: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: bank loan (BK); sole voting power 8,559,434; shared voting power 0; sole dispositive power 8,559,434; shared dispositive power 0; aggregate amount beneficially owned 8,559,434 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value per share
Name of issuer: ATA Creativity Global
Address of issuer's principal executive offices: Rm. 507, Bldg. 3, BinhuZhuoyueCheng, WenhuaKechuangYuan, Huayuan Blvd. 365, Baohe, Hefei, Anhui, China (F4), 230051

## Item 2. Identity and Background
Name of person filing: APOLLO WISE INVESTMENT LIMITED
Residence or business address: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: Investment Holding
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: VIRGIN ISLANDS, BRITISH

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Source of Funds is from banks and the Amount of Funds is USD3423774

## Item 4. Purpose of Transaction
Purpose of transaction: The purpose of transaction is for investment in the medium to long term depending on the market situations post transaction, subject to other factors like market volatility and liquidity requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: APOLLO WISE INVESTMENT LIMITED holds 8559434 Common Shares, $0.01 par value per share, which is 9.9% of the Class of Securities. Jie CHENG is the sole beneficiary owner of APOLLO WISE INVESTMENT LIMITED.
Number of shares as to which each person has sole or shared power to vote or dispose: APOLLO WISE INVESTMENT LIMITED: 8559434
Transactions in the class effected during the past sixty days: On November 17, 2025, the Issuer entered into a subscription agreement (the "Subscription Agreement") with three purchasers for a registered direct offering of 11,067,547 of its ADSs at the price of $0.8 per ADS (equivalent to $0.4 per Common Share) (the "Registered Direct Offering"). APOLLO WISE INVESTMENT LIMITED subscribed 8559434 of these Common Shares offered.
Other persons with the right to receive dividends or sale proceeds: Jie CHENG is the sole beneficiary owner of APOLLO WISE INVESTMENT LIMITED
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Signatures
- APOLLO WISE INVESTMENT LIMITED: /s/ Jie CHENG, Jie CHENG / Director (03/30/2026)
- Jie CHENG: /s/ Jie CHENG, Jie CHENG / Director (03/30/2026)